Exhibit 99.1
China Finance Online Updates its Guidance for Quarter Ended March 31, 2008
BEIJING, May 16/Xinhua-PRNewswire/—— China Finance Online (NASDAQ: JRJC), a leading Chinese online financial information, data and analytics provider, today updates its guidance for the quarter ended March 31, 2008.
In the first quarter of 2008, Chinese stock market experienced the most significant quarterly decline in the past 15 years, with Shanghai Stock Exchange Composite Index down 34%. Despite the sharp decline in the stock market and the sizable seasonality impact of the Chinese New Year in February, the Company’s core subscription services still achieved solid growth, primarily due to continued growth in the Company’s registered user accounts and paying subscribers, and further enhancement of its telemarketing and product development capabilities.
As a result, the Company now expects net revenues for the first quarter of 2008 to be in the range of US$10.5 to US$10.8 million, up from previous guidance range of US$10.0 to US$10.5 million, representing an increase of 163% to 170% year-over-year and 18% to 22% quarter-over-quarter.
China Finance Online also raises its guidance on adjusted earnings to the range of US$4.5 to US$5.0 million for the first quarter of 2008, up 285% to 328% year-over-year and 24% to 38% quarter-over-quarter, compared to previous guidance of US$3.7 to US$ 4.0 million.
Adjusted earnings is a non-GAAP measure that represents net income excluding share-based compensation expenses. The presentation of this non-GAAP measure is not intended to be considered in isolation or as substitute for the financial information prepared and presented in accordance with U.S. GAAP.
This guidance reflects the Company’s preliminary view based on current plans, estimates, and projections. A number of important factors could cause the actual results to differ materially from those contained in such guidance.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successfully acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com